SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 1)*

Daisytek International Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

234053106
(CUSIP Number)

Stephen M. Schultz, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C., 551 Fifth Avenue, New York, New York 10176 Tel: (212) 986-6000 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 12, 2000
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the following pages)

                                  SCHEDULE 13D


1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott Associates, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d)
         or 2(e)  [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  448,350

8        SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  448,350

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  448,350

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.6%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Westgate International, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  448,350

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  448,350

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  448,350

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.6%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott International Capital Advisors, Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  00

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  448,350

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  448,350

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  448,350

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.6%

14.      TYPE OF REPORTING PERSON*
                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This statement is filed pursuant to Rule 13d-2(a) with respect to the shares of common stock (the "Common Stock") of Daisytek International Corporation (the "Issuer") beneficially owned by Elliott Associates, L.P. ("Elliott"), Westgate International, L.P. ("Westgate") and Elliott International Capital Advisors, Inc. ("International Advisors," and together with Elliott and Westgate, the "Reporting Persons") as of June 12, 2000 and amends and supplements the Schedule 13D dated June 9, 2000 (the "Schedule 13D"). Except as set forth herein, the Schedule 13D is unmodified.

ITEM 3.  Source and Amount of Funds or Other Consideration.

         The source and amount of funds used by Elliott in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $6,052,540

         The source and amount of funds used by Westgate in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $6,073,883

ITEM 4.  Purpose of Transaction.

         Each of Elliott and Westgate acquired the Common Stock beneficially owned by it in the ordinary course of its trade or business of purchasing, selling, trading and investing in securities. International Advisors has acted as investment manager with respect to Westgate's acquisition of beneficial ownership of Common Stock.

         Depending upon market conditions and other factors that it may deem material, each of Elliott and Westgate may purchase additional shares of Common Stock or related securities or may dispose of all or a portion of the Common
Stock or related securities that it now beneficially owns or may hereafter acquire.

     On June 12, 2000, Elliott had a telephone conversation with Randall W. Larrimore, Director, President and Chief Executive Officer of United Stationers Inc. ("United"). Mr. Larrimore stated that "United Stationers would be interested in entering discussions that could lead to a friendly negotiated acquisition of Daisytek, including its existing interest in PFSweb. I would welcome a call from Daisytek's management."

         Also on June 12, 2000, Elliott sent a letter to the Issuer's Board of Directors to relay its above-described conversation with Mr. Larrimore and to urge the Issuer to contact Mr. Larrimore immediately to engage in an objective evaluation of United's interest as an acquiror of the Issuer. Elliott also repeated its interest in discussing the situation with the Issuer's Board of Directors. Please see the copy of the letter attached hereto as Exhibit C.

         As previously reported on Schedule 13D, on June 5, 2000, Elliott had a telephone conversation with the Issuer's Chief Financial Officer expressing Elliott's desire to have the Issuer hire a financial advisor to fully explore all strategic alternatives before proceeding with the spin-off of PFSWeb, Inc. Although the CFO indicated that the Chairman of the Board would call Elliott to discuss the matter, Elliott has not been contacted and the Issuer has since announced that it would proceed with the spin-off.

         On June 9, 2000, Elliott sent a letter to the Issuer's Board of Directors objecting to the Issuer's decision to spin-off PFSweb, Inc. without first determining whether and at what price United is prepared to buy Daisytek. Elliott also recommended that the Board commence a professionally managed auction of the Issuer and postpone the spin-off until the results of the auction can be determined. A copy of the letter was attached to the Schedule 13D as Exhibit B.

         Except as set forth herein, none of Elliott, Westgate or International Advisors has any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4.

ITEM 5.  Interest in Securities of the Issuer.

         (a)  Elliott   beneficially   owns  448,350  shares  of  Common  Stock,
constituting 2.6% of all of the outstanding shares of Common Stock.

         Westgate and International Advisors beneficially own an aggregate of 448,350 shares of Common Stock, constituting 2.6% of all of the outstanding shares of Common Stock.

         (b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

         Westgate has the shared power with International Advisors to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Westgate. Information regarding each of Westgate and International Advisors is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

         (c) The following transaction was effected by Elliott during the past sixty (60) days:

                                                       Approx. Price per
                              Amount of Shs.           Share (excl. of
Date        Security          Bought (Sold)            commissions)

06/09/00    Common            10,000                    $11.2312

         Elliott effected the above transaction on NASDAQ.

         The following transaction was effected by Westgate during the past sixty (60) days:

                                                       Approx. Price per
                               Amount of Shs.          Share (excl. of
Date        Security           Bought (Sold)           commissions)

06/09/00    Common             10,000                  $11.2312

         Westgate effected the above transaction on NASDAQ.

         No other transactions that have not been previously reported were effected by either Elliott or Westgate during the past sixty (60) days.

         (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

         No person other than Westgate and International Advisors has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Westgate and International Advisors.

         (e)      Not applicable.

ITEM 7.  Material to be Filed as Exhibits.

                  Exhibit C - Letter from Elliott to the Issuer
                              dated June 12, 2000

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  June 12, 2000

                  ELLIOTT ASSOCIATES, L.P.
                       By: Elliott Capital Advisors, L.P.,
                               as General Partner

                                    By: Braxton Associates, Inc.,
                                            as General Partner


                                            By: /s/ Elliot Greenberg
                                                     Elliot Greenberg
                                                     Vice President


                  WESTGATE INTERNATIONAL, L.P.
                        By: Elliott International Capital
                       Advisors, Inc., as attorney-in-fact


                            By: /s/ Elliot Greenberg
                                            Elliot Greenberg
                                            Vice President


                  ELLIOTT INTERNATIONAL CAPITAL ADVISORS, INC.


                           By: /s/ Elliot Greenberg
                                Elliot Greenberg
                                 Vice President

                                    EXHIBIT C

                            Elliott Associates, L.P.
                                712 Fifth Avenue
                            New York, New York 10019
                                            --
                               TEL. (212) 506-2999
                               FAX: (212) 974-2092



                                            June 12, 2000


Board of Directors
Daisytek International Corporation
500 North Central Expressway
Plano, Texas  75074

Dear Sirs:

         Further to my letter of June 9:

         I spoke this afternoon with Randy Larrimore, the President and Chief Executive Officer of United Stationers Inc. Mr. Larrimore stated that "United Stationers would be interested in entering discussions that could lead to a friendly negotiated acquisition of Daisytek, including its existing interest in PFSweb. I would welcome a call from Daisytek's management."

         I requested Mr. Larrimore's permission to bring this information to your attention, which he has granted.

         Elliott Associates calls upon you to do what is unquestionably your duty, as outlined in my letter of Friday - to cause members of Daisytek's management who are not also members of PFSweb's management to contact Mr. Larrimore immediately and pursue in a professional and objective fashion a dialog to ascertain United's interest as an acquiror of Daisytek.

         As before, we would welcome the opportunity to meet with you to discuss this subject. If I am unavailable when you call, please speak with my colleague Norbert Lou.

                                            Very truly yours,


                                            Mark D. Brodsky
                                            Portfolio Manager